UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

Whoopass Poker Co.

Legal Status of Issuer:

Form:

S Corporation

Jurisdiction of Incorporation/Organization:

Nevada

Date of Organization:

December 29, 2016

Physical Address of Issuer:

1472 N. San Antonio Ave., Upland, CA 91786

Website of Issuer:

whoopasspoker.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

8-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Common Stock

Target number of securities to be offered:

140,000 shares of Common Stock

Price (or method for determining price):

$2.50 per Share

Target offering amount:

$350,000

Minimum Investment Amount: $250 (100 Shares)

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis [X] Other – provide a description:

At the discretion of the Issuer and the Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

2,000,000 shares of Common Stock

Deadline to reach the target offering amount:

April 28, 2025

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 4

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$368,837.49	$368,803.28
Cash & Cash Equivalents	($412.51)	($446.72)
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$75,000.00	$75,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$40,060.00	$9,095.00
Taxes Paid	$0.00	$0.00
Net Income	($90,899.31)	($95,787.57)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WhoopAss Poker Co.

By

____
(Signature) DONALD W. HOHMAN SR.

Donald W. Hohman, Sr.
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

____
(Signature) DONALD W. HOHMAN SR.

Donald W. Hohman, Sr.
Chief Executive Officer

4-23-24
____
(Date)

TABLE OF CONTENTS

April 29, 2024

Whoopass Poker Co.

FORM C

Up to $5,000,000 Shares of Common Stock

$2.50 per Share

Whoopass Poker Co. ("Whoopass Poker," the "Company," "we," "us," or "our"), is offering a minimum amount of $350,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Common Stock, 2,000,000 Shares at $2.50 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with EastWest Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Agent and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Whoopass Poker Co.

ELIGIBILITY

2. **Whoopass Poker Co.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: whoopasspoker.org

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Donald W. Hohman, Sr.	Chief Executive Officer-Whoopass Poker Co.	Developing WAP site	December 29, 2016 - present
Joy DePaul	Vice President of Operations, Secretary, Treasurer - Whoopass Poker Co.	Clerical, assisting gaming shows	December 29, 2016 - present
Julia Salagaeva	Vice President of Internet Sales - Whoopass Poker Co.	Developing online contacts	June 2019 - present
	VP Marketing Manager - Connective Games	Acquiring new business	January 2009 - December 2023
John Montella	Manager - Whoopass Poker Co.	Developing land-based contacts	January 2020 - present
	VP Land Based Casino - Various Casinos	40+ year casino boss and owner of dealers school	October 2011 - present

BIOGRAPHICAL INFORMATION



Donald W. Hohman, Sr.

After graduating from college in 1966 I migrated from Pittsburgh, Pa. to the Los Angeles area. I worked for an insurance co. then I became a stock broker and then owned my own gold and silver trading business for several years. Having been very successful already in my young life I retired for a few years to golfing and traveling. After a while I became interested in the Red Worm business. I grew to where I was considered one of the largest in the business with distributors in various states as well as Tampico, Mexico. I wrote a very successful book on the business.

A few years later I became involved in the mortgage business. Here I acquired a Real Estate Brokerage License along with a Consumer Finance Lenders License as well as a Mortgage Bankers License. I became a direct lender of and a direct financer of home loans. I was an FHA, VA seller servicer and direct lender of Fannie Mae and Freddie Mac Loans for years. I was also what was referred to as a Hard Money Lender. I had as many as five branch offices and too many employees. I retired again.

During the same period of time that I was in the mortgage business I acquired a Security Guard Business. Would you believe I acquired this business via a poker game which I held at my house each Friday night. This game went on for approx. 14 years. I grew this security company from a small 35

guard co to one with hundreds of guards stretching from North San Diego Co. to north of the Las Angeles area.

This home game was not the start of my poker business. It actually started in college. There were poker games everywhere. However, it soon became common knowledge that if I was invited to the Game it was very likely that I was going to win a lot of the money. This resulted in me running my own poker game, but not playing in the game. Raking the game became a solid winner for me each night.

Years later and having been retired for approx. 15 years I invented the Whoopass Poker Game and the Whoopass Poker Table Game. I Presented my games at the Las Vegas Gaming Show, the biggest gaming show in the world and the Ice Show in London, the biggest European Show. Casino executives from around the world viewed my games with nothing but positive very interesting comments about my games. This resulted in my educating my self on the casino business as well as the online gaming business. I traveled to Malta, the Isle of Man, London, Canada, Las Vegas, Reno and to numerous state gaming functions. I spoke to people from all areas of the gaming business. To this day I DO NOT HAVE one single gaming person who does not believe that the Whoopass Poker Game and the Whoopass Poker Table Game will be a resounding success. Every gaming person has said that we are over due for a new poker game. WHOOPASS POKER IS IT !!!



Joy DePaul, Vice President of Operations

Joy DePaul has served as the Secretary & Treasurer of Whoopass Poker Co since 2016. In 2023, she supervised the successful Certified Public Audit of the Whoopass Poker Co finances. She is a versatile business professional with a proven history of managing people and numbers that has made an impact in multiple positions that she has held throughout the years.

Joy has many years of experience in interpreting International Gaming Laws. She has researched and wrote the International Anti-Money Laundering Policy and the Terms and Conditions for our internet poker site. Joy has interfaced with international gaming professionals on launching our internet poker game on multiple gaming sites worldwide.

Joy has created PowerPoint presentations to raise investment capital for Whoopass Poker Co.
She is also the Editor-in-Chief of Whoopass Poker Strategy Guide, Hohman, D. (2016) in English, German, and French. Joy has created Whoopass Poker designs for t-shirts and other media using Photoshop. She has also designed the layout of the table felts to be used in casinos worldwide.

Before joining Whoopass Poker Co, Joy was Director of Purchasing for Sun Valley Electric for 9 years and a Regional Buyer for WESCO for 10 years. During this time, she managed purchasing electrical products for major construction projects in Las Vegas including the building of the Wynn, the Encore, the Red Rock Casino, the Palazzo, and the Octavius tower of Caesars Palace.
During her countless trips to Las Vegas, she has attended gaming shows and is very familiar with the gaming business.

Joy has earned a Bachelor Science degree in Biology from Grove City College. She has also earned her Certified Purchasing Manager (CPM) from the Institute of Supply Management. Her education includes decades of computer work where she is proficient in Microsoft Office and QuickBooks along with experience programming in SQL.

She is also the Editor-in-Chief of *Whoopass Poker Strategy Guide*, Hohman, D. (2016) in English, German, and French.

Joy has created Whoopass Poker designs for t-shirts and other media using Photoshop. She has also designed the layout of the table felts to be used in casinos worldwide.

Before joining Whoopass Poker Co, Joy was Director of Purchasing for Sun Valley Electric for 9 years and a Regional Buyer for WESCO for 10 years. During this time, she managed purchasing electrical products for major construction projects in Las Vegas including the building of the Wynn, the Encore, the Red Rock Casino, the Palazzo, and the Octavius tower of Caesars Palace.
During her countless trips to Las Vegas, she has attended gaming shows and is very familiar with the gaming business.

Joy has earned a Bachelor Science degree in Biology from Grove City College. She has also earned her Certified Purchasing Manager (CPM) from the Institute of Supply Management. Her education includes decades of computer work where she is proficient in Microsoft Office and QuickBooks along with experience programming in SQL.



Julia Salagaeva, Vice President of Internet Sales
Julia has 14 years of experience in the gaming industry. Has solid professional experience on new markets, challenged new jurisdictions, skillful in building and inspiring B2B customer-focused sales and marketing.

Her vocation is communication, building dedicated and trustworthy relations with clients and partners driving to new achievements and challenges.

Julia worked in Malta and London for 6 years building new business branches for Connective Games corporation. Creating a huge network of website partners, she was an instrumental part of building a commercial worldwide group of gaming enterprises.

She is highly experienced in building gaming websites, integration procedures, commercial account management and strategic planning for the gaming sector.

Julia has brand awareness gaming industry awards wins for "The Best Poker Software(eGR), Mobile Product (IGA). She was also shortlisted at the Woman Gaming Awards, London 2019.



John Montella
My experience in the casino business began at the Aladdin casino in Las Vegas where I started as a slot mechanic. Soon after leaving the Aladdin casino, I moved to the Golden Nugget and became a dealer.

I returned to the Aladdin casino for my first management position. I ended up moving between six different states working in various management positions from poker room manager to table games director for the past 50 years.

In addition to the management positions in various casinos, I was part owner/instructor of a dealer training school in Biloxi, Mississippi where we taught people how to deal various casino games such as poker, craps, black jack etc.

The casino business has been my life's work for over 50 years.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Whoopass Poker is the name of the new Poker Game that is going to make Texas Hold'em move over. This Poker Game is similar to Texas Hold'em but significantly different. This new game affords the player more action, more chances to bluff and a greater reason to stay in the hand longer. All of this generates larger pots which benefits both the player and the casino.

We have also invented a new table version of this Poker Game whereby a player can bet as little as two times or as may as twelve times in any one hand.

Whoopass Poker has developed gaming programming that is available through a five platform site (whoopasspoker.com) that allows a player to access and play from anywhere in the world, 24/7, via any mobile device, laptop or desktop; we have also invented a new table version of the Poker Game, a very unique product to distribute to the two billion online poker players and the millions of land-based players.

For years these poker players have had only one game to play, TEXAS HOLD'EM. The Company has invented the game that is going to make Texas Hold'em move over. Whoopass Poker is similar to Texas Hold'em but significantly different. In Texas Hold'em the initial flop is three cards. In Whoopass Poker the river is three cards. This entices each and every player to stay in the game longer which creates much more action and of course resulting in bigger pots, making the winner happy, and of course making the casino happy because there is a bigger "rake".

Another exciting feature of this new game is the fact that the three-card river consists of an option card that can be taken UP or DOWN. This can create a multitude of different scenarios for the players.

In addition to this new online poker game, Whoopass has an exciting table game version where the player can bet as little as two times or as many as twelve times in any one hand. An exciting part of this table game is the fact that one of the bets actually gives the player a 17.85% advantage over the casino and the player will win this bet every time the player makes a straight or better even if the player loses all of his other bets to the casino.

We will be introducing our Whoopass Poker games to the land-based casinos, here in the U.S. as well as abroad. In addition, we will be doing an internet marketing campaign to introduce our "Online Whoopass Poker Games" to poker players and table game players worldwide.

Based on our test marketing, it has indicated that there is an extremely high interest in our Whoopass Poker Games from the novice poker players to the very experienced poker players and even from people that have never played in a poker game.

We will develop our Whoopass Poker games to the point whereby we will be having a Global World Series of Poker Tournaments for the Whoopass Poker Games. Obviously, this will attract the very best players in the world to our event. By advertising our big poker events, via the internet and the land-based casinos with our strategic marketing plan, we will be exposing our Whoopass Poker games to all types of poker players.

Once our table game catches on, as we anticipate, we will probably incorporate large global table game tournaments to co-inside with the Poker Tournaments. This will attract many different types of gaming people that might not be as skilled to play in the poker tournaments but have an interest in the Table Game Tournaments.

Once our website has launched, we will also be looking to provide our Whoopass Poker games to other online gaming sites through our White Label Gaming Platform.

MARKET OPPORTUNITY

The marketing opportunities for our products are unlimited. Our Whoopass Poker game and the Whoopass Poker table game will soon become the new games that the gaming industry is eagerly seeking. Our Whoopass Poker games affords the player a much more exciting gaming experience. These games offer more gambling, betting, bluffing and are in fact a chaser's dream, which results in more money deposited into the pot.

The hundreds of casinos in the U.S. alone represent an unbelievable market potential. Coupled with the worldwide potential this represents an unbelievable marketplace. The land-based casino business in the U.S. alone has huge potential, but if one compares it to the potential income of the Internet, there is no comparison.

WHITE LABEL PRODUCT

Our white label product is quite unique as it affords us the opportunity to access hundreds of millions of existing poker players from already established gaming sites with limited cost to the Whoopass Poker Co. This will allow the Whoopass Poker games direct worldwide exposure to hundreds of millions of existing poker players.

OTHER WHOOPASS POKER PRODUCTS

We will be promoting our own World Series of Whoopass Poker Tournaments online and in the land-based casinos for which players will come from all over the world to participate.

In addition, we have numerous other branded products such as t-shirts, hats and playing cards, which will be represented on our website store as well as in the casinos.

"The Whoopass Poker Strategy Guide" is the Whoopass Poker instruction book that will generate extreme interest worldwide. This book has been translated into seven different languages and can be downloaded instantly worldwide from our website.

According to worldpokertour.com: there are more than 60 million poker players in the United States and, worldwide, this number is easily in excess of one billion.

ONLINE POKER FOR REAL MONEY

- 2.6% of all adults play online poker for real money
- 3.8% of all adults in the U.S. play online poker for real money
- 3.2% of all adults in U.K. play online poker for real money

- 6.2% of all adults in Scandinavia play online poker for real money
- 1.3% of all adults in France play online poker for real money
- 1.2% of all adults in Germany play online poker for real money
- 4.0% of all adult males play online poker for real money
- 1.2% of all adult females play online poker for real money

*Source: www.worldpokertour.com

In additional to the real money players, there are many more millions of “virtual chip” players.



Global online gambling market by value (£bn)
60
50
40
30
20
10
0
20%
15%
10%
5%
0%
CAGR 10.4%
Expected CAGR 9.6%
7%
8%
8%
9%
10%
11%
12%
13%
13%
14%
2009
2010
2011
2012
2013
2014
2015
2016F
2017F
2018F
2019F
2020F
Market Value
As a % of Total Gambling Market

Source: H2 Gambling Capital and iGaming Business Magazine

In 2017, global gaming revenues are estimated to be $106.5 Billion, and is expected to grow with a CAGR of +9.6% toward 2019, eventually reaching $118.6 Billion with mobile gaming at $52.5 Billion.

LICENSING

Since March 2020 the Curacao Gaming Control Board (“GCB”) is charged with the licensing for and the supervision of the Curaçao online gaming sector. The GCB accepts and processes online gaming license applications from operators that wish to acquire an online gaming license directly from GCB. Licenses shall only be issued to Curaçao based companies that offer online gaming. With the intention of receiving an online gaming license, the Company plans to, under the laws of Curacao, incorporate the Company in the country and fill out and submit an Online Gaming License Application Form, a Business and a Corporate Disclosure Form and a Personal History Disclosure Form.

Once our license is received, we will focus our online gaming activities only in countries that are approved by the Curacao Gaming Control Board. We think the likely players will be current poker players who play online or in casinos and have longed for a better, more fun and exciting experience.

The land-based casinos in the United States are a huge market for our games. Once the online site goes live, we will be contacting these casinos to place both of our games for live play. In addition, we will also be placing our merchandise in their gift shops. We are already aware, via our previous casino contacts, that these land-based casinos will be a very attractive venue for both of our games and our merchandise.

Whoopass Poker games have already been approved by the state of California which allows us to play

our games in any land-based casino in California. Mississippi and Nevada are states on our priority list to apply for additional state approvals.

TARGET CUSTOMERS

We are targeting poker fans 18 years old and over. Users from the United States and other countries are not permitted to play for cash. In such instances, playing will only be for virtual chips that never have any redeemable value. As Curacao law requires players management, such as registration and verification, all players must pass any criteria concerning identity and age requirements for the gaming regulations where they reside before they can play on whoopasspoker.com.

AGE RANGE: 18 years plus poker fans

SKILL BASE: From beginning players to experienced players

PROFESSIONAL GAMBLERS: The professional gamblers will be extremely attracted to this game as the more experienced gamblers should have an edge over the other gamblers. In addition, this poker game will be generating, on a regular basis, larger pots based on the numerous opportunities to place bets within the rules of Whoopass Poker.

NEW GAMBLERS: New gamblers will be attracted to our games as these games afford to the players a new excitement level that does not exist in Texas Hold'em nor any existing table game. The Whoopass Poker game gives the player many more opportunities to make hands and stay in the games longer. This will increase the excitement level for them during the playing of the game and even more when they win an over-sized pot.

The table game will attract many new players because of the nature of the game and the opportunity to practice skill development. This table game affords the player the opportunity to start, to play and then, receive as many as six additional cards before having to wager more money.

This table game gives the player the opportunity to bet as little as two times or as many as twelve times (their ante bet) in any one hand.

EXISTING TEXAS HOLD'EM PLAYERS: There are millions of Texas Hold'em players in the United States and hundreds of millions worldwide. This is an extreme number of players, who for years, have only been playing Texas Hold'em. Whoopass Poker is simply a new poker game that everyone has potentially been looking for.

COMPETITIVE ANALYSIS

Competitive Analysis Table		
	Whoopass Poker Co	**Pokerstars***
Strength	• Developed 2 New Revolutionary Poker Games: • Whoopass Poker Game • Whoopass Table Game • Powerful White Label Game Platform	• One of the largest online poker site in the world. • Has Worldwide Brand Name Recognition
Weakness	• New in this industry • No Brand Name Recognition • Startup Funding	• Does not have own Brand Poker Games • Does not have unique White Label Game Platform • Potentially, a lot of players will lose interest in Texas Hold'em and switch to Whoopass Poker.

*Pokerstars is an online poker website that offers players the ability to play Texas Hold'em.

MARKETING STRATEGY

Our Strategic Marketing Plan includes:

- White Label Gaming Platform
- Email Marketing
- Search Engine Optimization
- Social Media Marketing
- Worldwide Press Release
- Business Directory Marketing
- Powerful Promotional Content Development

With our Strategic Marketing Plan, it will make us have a fast market entry, establishment our brand name recognition" and a vast reach out to the worldwide target market.

WHITE LABEL MARKETING

Whoopass Poker has developed a Whoopass Poker White Label Gaming Solutions Platform ("Platform" and "White Label") that can be integrated to any existing gaming site. This "plug and play" Platform

allows for Whoopass to partner with existing gaming sites. Within a few hours, that site will be able to start introducing their players to the Whoopass Poker Games.

By having the ability to partner with existing gaming sites, Whoopass Poker may have immediate exposure to millions of existing poker players. This will eliminate Whoopass Poker from having to spend millions of dollars advertising our games. Each partnering site will also be able to promote the "Whoopass Poker Strategy Guide" and other products such as t-shirts. The Company is in the process with its business counsel of drafting partnership agreements to submit to and agree to with potential White Labeling Partners. The potential contracts will be for one year with a 50:50 revenue split.

This Platform provides to the partner a complete gaming solution. It accounts for all of the player's activity while the participating player is on the Platform. Each and every activity of the player, such as all hands played and portions of monies bet, is available to the partner. This activity can be accessed by the partner at any time of the day or night.

The advantage of this Platform to Whoopass is simple, as without it, that hosting site would not be able to play the Whoopass Poker Games and the hosting site would potentially lose considerable money and regular players converting to the Whoopass Poker site.

Benefits for Whoopass Poker White Label Partners - By joining our White Label Game Solutions Partner Program an existing gaming site can generate additional income by offering our Whoopass Poker Games on their website.

Benefits for Our Company - We can save money and time in developing new players' acquisition and rapidly generate additional income from our Platform partners' sales.

Whoopass Poker - White Label Turnkey Solutions: - As the Company receives accessibility to existing online poker players, we are expecting our Whoopass Poker Platform business to business ("B2B") marketing to generate financial advantages for our Platform partners and our Company. Whoopass Poker will be able to generate detailed transaction reports for the Platform partners that will show the impact that Whoopass Poker players are having on their websites

Whoopass Poker Platform will efficiently manage and streamline Platform partners' accounts, including sign-up and user management, embed code download for Whoopass Poker games, provide sales statistics, players' transactions history, and commission management. Hosting sites will be able to add the Whoopass Poker games for their players to immediately have access to learn and play.

Whoopass Poker - White Label Solutions for B2B: Whoopass Poker White Label Gaming Solutions Platform is the perfect choice for us to target B2B marketing and successfully achieve fast market entry. Our White Label Gaming Solutions will not only provide turnkey solutions, it will also generate income for our White Label partners and our Company.

E-MAIL MARKETING CAMPAIGN

B2C & B2B Email Marketing – Our comprehensive e-mail marketing campaign will blend our branding design with engaging content and marketing expertise to promote our business with automatic

unsubscribe features to ensure we are both CAN-SPAM and CASL compliant.

E-mail marketing is the cost-effective way to generate revenue, build brands, and strengthen customer relationships with our business's target audience. Whoopass Poker has available millions of existing poker player e-mail addresses ready to be accessed for 1-1/2 cents each.

Build Brand Awareness – Our primary goal is to have our brand recognized by poker players when they are ready to decide which poker game that they want to invest their time and money.

Whoopass Poker will utilize e-mail marketing to engage and deliver relevant news and promotions about our products, games and tournaments to existing and potential new players. This will keep our product in the forefront of poker player's options to join.

This includes 100% spam-free, permission based, opt-in, e-mail marketing with our stunning flash and video email campaign. Over the past several years, e-mail marketing has emerged as the premier online advertising medium to maximize return on investment ("ROI") in the gaming industry. In a constantly changing online gaming environment, it is essential to understand the industry and have an ability to change with market trends.

We will have access to millions of opt-in subscribers and over a decade of experience that will lead us to success in permission-based opt-in email marketing.

Acquire New Customers – Our email campaign will help generate immediate conversions competitive games. The curiosity of current Texas Hold'em Players for a new and different poker game may drive our email campaign to generate immediate revenue from new player registrations that would lead to sales of t-shirts and books.

SEARCH ENGINE OPTIMIZATION MARKETING

Search engine marketing encompasses a range of activities all centered around making our website more visible when someone uses a search engine. If someone is looking for our business on the internet, it is vital our website appears prominently in the search engines' result pages, or it will not deliver the value to our business that today's economy demands.


FRAMEWORK FOR
SEARCH ENGINE OPTIMIZATION
Identify Competition
Link Tracking
Identify Keywords
Repeat 1-3
Combine Keywords
Add Keywords to Content
Tune Keyword List
Submit Pages to Search Engines
Check Search Engine Registration
Check Placement
Start Again

The objective of search engine optimization is to increase web visitor counts by ranking very high in the results of searches, using the most appropriate keywords describing the content of our site.

Having our website listed by the top search engines ensures that potential customers will find us when they are out searching the web. Through our comprehensive search engine optimization, our website will be listed within the first 3 pages of a search on the top major search engines, such as Google, Bing, and Yahoo.

SOCIAL MEDIA MARKETING

We will set clear, social objectives that will enable us to engage with our audience across social networks and platforms, developing meaningful relationships and influencing behaviors for our brand.

Our comprehensive social media marketing will:

1. Increase our Brand Awareness: Social media is an excellent way to introduce people to a brand and, through our social media marketing, it is the perfect channel to promote our brand to potential customers.

2. More Opportunities to Convert: Every post we make on a social media platform is an added opportunity for customers to convert from competitor Texas Hold'em to Whoopass. When we build a following, we'll simultaneously have access to new customers, recent customers, and old customers, and we'll be able to interact with all of them.

3. Increase Our Sales: Improving brand awareness and legitimizing our brand should help increase sales.

4. Improve Customer Service: One of the key concerns of consumers when they shop online is the responsiveness of customer service. The fact that people use social media to ask customer service questions is reason enough for our businesses to ensure our ability to help customers through social media. Whoopass Poker will have a 24/7 telephone customer service support line.

5. Distribute Content: People are looking for content that interests them and they want the ability to share it online. We will provide access to our promotional contents with shareable items such as videos, posters, and blogs

PRESS RELEASES

Our well-crafted text and video press releases can be a cost-effective key marketing element for our business because of the potential for free media coverage and a great way to build trust and credibility in our field of activity. Whoopass Poker will use press releases to announce new casino debuts of Whoopass Poker, winner announcements of Whoopass Poker Tournaments, and new events such as Whoopass Poker Golf Outings.

We will use the leading press release service companies such as PRWeb, a leader in online and news distribution and eReleases, an online press release writer and distributor, to create instant exposure to

over 30,000 journalists and media worldwide including New York Times, Los Angeles Times, Chicago Tribune, and Philadelphia Inquirer through AP's web feed.

ONLINE BUSINESS DIRECTORIES MARKETING

Millions of people use online business directories every day to find things they are interested in. These include people who are actively searching for websites that are directly related to our products or services. In the face of massive global expansion of internet connectivity and constant innovation, it has created a very competitive market for businesses.

Getting the all-important visibility and exposure to the right audience is very important for our business to survive and even thrive. This is where web directories come into the picture; it helps our business website to reach the global poker audience.

Listing our business website on top online directories will increase our website's visibility on the Internet and helps to create inbound links to our business's website and very beneficial for our businesses.

The top online web directories will give us great exposure that we need for our business by increasing our site's visibility. In fact, being listed in top web directories helps our site look trustworthy and reliable. It also helps us to build quality back links to our website, which is an important part of SEO activity and this, in turn, will help our site's search engine page result (SERP) to rise.

We will do our comprehensive online business directory marketing with following top 30 Business Directories that will allow our business to be added to a specific category where it can be searched for by interested visitors and reach the right audience worldwide.

PROMOTIONAL CONTENT DEVELOPMENTS

The Company will generate online videos, detailing benefits and highlights of our products and services; therefore, prospects will quickly understand our products & services and will make valued decisions without reading the small print on the website or sales materials.

Benefits of Video Commercials
• Clearly defines our competitive advantage with total clarity.
• Adds new dimensions to our progressive advertising.
• Results in high sales impact using the most effective marketing tools.
• Provides continuous advertising 24/7/365.
• Provides quality TV commercial impact at a fraction of the cost.
• Targets multiple customers, cities and countries simultaneously, continuously delivering impact messages, increasing sales representative performance by 100%.
• Significantly enhances e-mail campaigns by automatically including in embedded Video Commercial.
• Replaces small text messages with convincing visual and human emotions.
• Improves company image as a progressive company.

CELEBRITY PROMOTIONS

With the opening of each large casino, we will interact with the casino's marketing group to pick from their list of preferred celebrities and high rollers to participate in a Whoopass Poker hosted event, such as a celebrity golf outing during the day and a celebrity poker tournament during the evening. These tournaments will consist of both a poker tournament and a table game tournament. This table game tournament will allow many new poker players the ability to participate without having to worry about competing against a professional poker player.

WHOOPASS POKER TV SHOW

The golf tournament, the poker tournament and the table game tournament will be filmed for our TV show. Videos will be available online to stream on demand at the Whoopass Poker website and on YouTube. Our TV show will be produced on a regular basis to promote Whoopass Poker in land-based casinos, online streaming opportunities, and special events.
We will use "Google Analytics" real time web analytics to monitor, analyze and react to our visitor traffic in real time. Also, we will use Google Webmaster Tools & Bing Webmaster Tools to monitor healthiness of our site, search engine indexing and troubleshoot crawler access for our website pages.


Strategic Marketing Plan for WhoopAss Poker
Online Methods
Offline Methods
Search Engines
Social Media Marketing
Business Directories
Printed Media
Billboards
Press Release
White Label Marketing
Public Relations
Radio TV
Word of Mouth
E-mail Marketing
Trade Shows
WEB SITE
WhoopAssPoker.com
Internet Marketing Strategy
Internet Requirements
External Factors
Company Strategy
Marketing Strategy

PATENTS

Patent Application No.	Patent No.	Patent Name	Date Filed	Date Granted	Location
29/628,239	US D844,709 S	Poker Gaming Table	December 3, 2017	April 2, 2019	USPTO
29/628,240	US D844,710 S	Poker Table	December 3, 2017	April 2, 2019	USPTO

TRADEMARK AND COPYRIGHT INFORMATION

The Company submitted a trademark registration request with the United States Patent and Trademark Office on December 5, 2023. The element of the mark consists of My Health AI.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued

spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public

company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.
Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart multi platform technology;
- develop new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

If we do not develop and enhance our brand, we will not be able to establish our customer base or build our revenues.
The development of our brand is critical to our ability to establish our user base and build our revenues. In order to attract users and advertisers, we intend to expend funds for creating and maintaining brand loyalty. We plan to use a combination of social media, email, and web-based advertising to promote our brand. If we fail to advertise and market our brand effectively, we will lose users and our revenues will decline.

Our success in promoting and enhancing our brand will also depend on our success in providing high quality content, features and functions that are attractive and entertaining to users of online game shows and multi-player games. If visitors to our Web sites, advertisers or sponsors do not perceive our services to be of high quality, the value of the brand could be diminished, we will lose users and our revenues will decline.

Whoopass Poker Co. faces significant competition.
Many industry competitors are better established in the market and currently hold significant market

share. New platforms could gain adoption by customers and investors and become a significant source of competition for Whoopass Poker in a very short period of time. Any competitor may be able to bring a platform to market more quickly, respond more rapidly to changes in consumer preferences and produce a platform of higher quality or that can be accessed at lower price points. There is no guarantee that WhoopassPoker can develop or maintain a market position in light of such competition. If Whoopass cannot successfully compete, both the future value of our Shares and the amount of any dividends investors may receive, if any, as a result of owning our Shares could be negatively affected.

Our business may suffer if we have difficulty retaining users on our Web sites.
Our business and financial results are also dependent on our ability to retain users on our Web sites. In any particular month, many of the visitors to our sites may not be registered users and many of our registered users may not visit our sites. We believe that intense competition will cause some of our registered users to play poker games on other sites, spend less time on our sites or participate in different tournaments. It will be relatively easy for our users to go to competing sites and we cannot be certain that any steps we take will maintain or improve our retention of users. If we are unable to retain our user base, the demand for advertising on our Web sites may decrease and our revenues may decline.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.
The technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

Competitors develop and deploy superior technology and product offerings.
We expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

Operating results may significantly fluctuate from quarter to quarter and year to year.
We expect that a portion of our revenues for the foreseeable future will be from affiliations with land based casinos, website platforms and advertising as well as subscriptions. The timing of revenue in the future will depend to some extent upon the signing of affiliate agreements and the obtaining of advertising. In any one fiscal quarter we may receive multiple or no payments from our affiliates or advertisers. As a result, operating results may vary substantially from quarter to quarter, and thus from year to year. Revenue for any given period may be greater or less than revenue in the immediately preceding period or in the comparable period of the prior year.

We operate in intensely competitive and dynamic industries, and our ability to successfully

compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion.
Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

In addition to starting with no revenues from our products, in an effort to grow sales during start up years we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumers to use our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products and may also become subject to significant costs and monetary penalties.
As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies and leasing others, processes, software, and products relating to online games Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate.

We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

If we do not develop and enhance our brand, we will not be able to establish our customer base or build our revenues.
The development of our brand is critical to our ability to establish our user base and build our revenues. In order to attract users and advertisers, we intend to expend funds for creating and maintaining brand loyalty. We plan to use a combination of social media, print and Web-based advertising to promote our brand. If we fail to advertise and market our brand effectively, we will lose users and our revenues will decline.

Our success in promoting and enhancing our brand will also depend on our success in providing high quality content, features and functions that are attractive and entertaining to users of online game shows and multi-player games. If visitors to our website or advertisers do not perceive our services to be of high quality, the value of the brand could be diminished, we will lose users and our revenues will decline.

Financial risks.
The online gambling market is heavily regulated. In an economic down-turn or change in laws where we operate, could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales.
Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply

be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor’s investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price

of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the

initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns 94.62.% of outstanding voting Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $2.50 per share by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $250,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 2,000,000 shares of Common Stock, based on a valuation of $250,000,000. This funding will provide for: launching of the gaming site; payments of filing fees to receive and maintain patents and to protect the Company's brand via trademarks and copyrights; and support towards several months of sales to the land-based casinos.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Donald W. Hohman, Sr.	Common Shares	92,735,700	94.62%	94.62%

Classes of Securities of the Company

Whoopass Poker Co. ("Whoopass Poker," the "Company," "we," "us," or "our"), is offering an amount of $350,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of 2,000,000 Common Shares at $2.50 per Share, par value $0.001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than April 20, 2025 (the "Offering Deadline"). The Company has 100,000,000 authorized Shares of Common Stock and 0 authorized Shares of Preferred Stock. As of the date of this Offering, 98,000,000 Shares of Common Stock were issued and outstanding in the Company. 94.62% of issued shares prior to the Offering are issued to Donald W. Hohman, Sr., Chief Executive Officer.

The Company is offering 2,000,000 Shares at $2.50 per Share, par value $0.001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 100,000,000 Common

Shares issued in the Company with the Shares sold through this Offering equaling 2% ownership of issued Shares in the Company post offering. The Shares sold are Common Shares that have standard voting rights within the Company.

The Board, subject to any restrictions contained in either (i) Nevada law, or (ii) the Articles of Incorporation, may declare and pay dividends upon the Shares of its capital stock.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have any convertible debt, options or warrants. No plans for additional offerings at this time.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are none.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

The exercise of rights held by the principal security-holders identified in the Ownership Table above do not affect the purchasers of the securities being offered.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The valuation is arbitrarily determined. The ability to determine the true valuation of the Whoopass Poker Co is very difficult at this time. In addition to Whoopass Poker online games, there will be a market for table games in land-based casinos. There are also a Whoopass Poker book, T-shirts and other poker-related products to be marketed which have significant value.

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital shares consists of:

Type	Common
Amount Outstanding	98,000,000
Par Value Per Share	$0.001
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	None

Percentage ownership of the Company by the holder of such security (assuming conversion prior to the Offering if convertible securities)	None

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities
The Company will complete the transaction and deliver the Common Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company has a term debt of $10,000 with BMM due January 1, 2024. As of April 20, 2024, $10,000 is still due to the lender.

The Company has a term debt of $80,000 with Programming Team due **January 1, 2024**. As of September 15, 2023, $45,000 is still due to the lender.

PREVIOUS OFFERINGS OF SECURITIES

Previous Offering	Date of Previous Offering	Type of Investors	Amount of Securities Sold	Use of Proceeds
Common Stock	12-01-2012, Individual Sales	Accredited and Non-Accredited Investors	5,260,300	Web site development & product development

Does the issuer have an operating history? ☒ **Yes** ☐ **No**

MANAGEMENT DISCUSSION AND ANALYSIS

Success will all be achieved as Whoopass Poker continues on its path to becoming a world-class international online and land-based casino business.

It is the intention of Whoopass Poker to introduce the Whoopass Poker Games into the U.S. land-based casinos and then expand into the international market of land-based casinos.

The Company plans to seek patent, trademark, and copyright protection in a large number of countries by filing international paperwork and applications. Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, the Company must apply for a patent in each of the other countries it is interested in obtaining protection. Through our securing of our international patents, copyrights, and trademarks, we will have these marketplaces protected. At the same time, we will be expanding our online presence both in the U.S. and worldwide via self-promotion and our affiliate program.

A major promotion and money maker for the Whoopass Poker Co, will be our "World Series of Whoopass Poker." Since prize money is planned to be large for the winners of this event, the Company anticipates this will attract many players to participate in the thousands of smaller qualifying tournaments throughout the year leading up to this event. This will give our Company a great deal of advertising and validity throughout the year in anticipation of this event.

The sheer excitement and availability of a new poker game, let alone one that is similar to Texas Hold'em, will likely attract numerous curious players from around the world. Via the Whoopass Poker online gaming site, we will give all new players FREE chips to play the Whoopass Poker Games. This is a free introduction that will lure many players into loving the Whoopass Poker games.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$10,500	3%	$150,000
Marketing	15%	$52,500	20%	$1,000,000
Inventory	--	$--	7%	$350,000
Brand Licensing	70%	$245,000	10%	$500,000
Expansion & Growth	3%	$10,500	20%	$1,000,000
IT Department	9%	$31,500	10%	$500,000
International Licenses	--	$--	20%	$1,000,000
Advertising	--	$--	10%	$500,000
Total	100%	$350,000	100%	$5,000,000

**Andes Capital Group, LLC shall take a three percent (3.0%) commission of the funds raised in the Offering.*

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

WHOOPASS POKER, CO

FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

CFO Benefits Inc 333 N. Alabama St Suite 350 Indianapolis, IN 46204

WHOOPASS POKER, CO

TABLE OF CONTENTS

December 15, 2023

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stakeholders of WhoopAss Poker, Co

REPORT OF FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of WhoopAss Poker, Co a Nevada Corporation as of December 31, 2022 and 2021and the related statements of Income, for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WhoopAss Poker, Co as of December 31, 2022 and 2021 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

JaJuan Williams

JaJuan Williams, CPA

Indiana #CP11900309

Firm # FP52300024

December 15, 2023

WhoopAss Poker Co
Balance Sheet Standard
As of December 31, 2022

	Dec 31, '22	Dec 31, '21
ASSETS		
Current Assets		
Checking/Savings		
Bank of America X3203	-413	-447
Total Checking/Savings	-413	-447
Other Current Assets		
Inventory Asset	89,250	89,250
WAP Patents & Trademarks	20,000	20,000
WhoopAss Poker Website	250,000	250,000
Total Other Current Assets	359,250	359,250
Total Current Assets	358,837	358,803
Fixed Assets		
Trade Show Equipment	10,000	10,000
Total Fixed Assets	10,000	10,000
TOTAL ASSETS	**368,837**	**368,803**
LIABILITIES & EQUITY		
Equity		
Contributions	241,429	132,237
Draw- Donald W. Hohman, Sr	-70,690	-52,432
Opening Balance Equity	384,986	384,986
Retained Earnings	-95,988	-200
Net Income	-90,899	-95,788
Total Equity	368,837	368,803
TOTAL LIABILITIES & EQUITY	**368,837**	**368,803**

See accompanying notes

WhoopAss Poker Co
Profit and Loss Standard
January through December 2022

	Jan - Dec '22	Jan - Dec '21
Ordinary Income/Expense		
Cost of Goods Sold		
Subcontracted Services	40,060	9,095
Total COGS	40,060	9,095
Gross Profit	-40,060	-9,095
Expense		
Automobile Expense	2,715	3,512
Bank Service Charges	152	253
Computer and Internet Expenses	12,148	6,860
Dues and Subscriptions	515	8,956
Employee Healthcare	197	294
Meals and Entertainment	181	340
Office Supplies	895	819
Postage and Delivery	58	327
Professional Fees	544	23,563
Rent Expense	25,755	34,269
Repairs and Maintenance	910	607
Restaurant Meals	803	64
Telephone Expense	1,188	2,212
Travel Expense	3,098	3,751
Utilities	1,679	866
Total Expense	50,839	86,693
Net Ordinary Income	-90,899	-95,788
Net Income	**-90,899**	**-95,788**

See accompanying notes

WhoopAss Poker Co

Statement Of Cash Flows

January through December 2022

	Jan - Dec '22	Jan - Dec '21
OPERATING ACTIVITIES		
Net Income	-90,899	-95,788
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Inventory Asset	-	-89,250
WAP Patents & Trademarks	-	-20,000
WhoopAss Poker Website	-	-250,000
Net cash provided by Operating Activities	-	-455,038
INVESTING ACTIVITIES		
Trade Show Equipment	-	-10,000
Net cash provided by Investing Activities	-	-10,000
FINANCING ACTIVITIES		
Contributions	109,192	132,237
Draw- Donald W. Hohman, Sr	-18,259	-52,432
Opening Balance Equity	**0**	384,986
Net cash provided by Financing Activities	90,934	464,791
Net cash increase for period	34	-247
Cash at beginning of period	-447	-200
Cash at end of period	**-413**	**-447**

See accompanying notes

WhoopAss Poker, CO
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	Preferred Stock	Owner Capital	Paid-in-Capital	Retained Earnings	Total Equity
	$	$		$	$
Distributions to Shareholder	-	332,554	132,237	(200)	464,591
Net Income				(95,788)	(95,788)
Balance December 31,2021	0			(95,988)	368,803
Distributions to Shareholder		314,295	241,429	(95,988)	459,737
Net Income				(90,899)	(90,899)
Balance December 31,2022					368,837

See accompanying notes

WHOOPASS POKER, CO
NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of WhoopAss Poker, Co is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the state of Nevada USA.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are recognized when services and products are delivered and accepted by the clients, and any sales invoice issued. At this time the organization is pre-revenue.

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, "cash and cash equivalent" represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Over draft bank account fluctuating from debit to credit balance are deducted from "cash and cash equivalent".

TRADE ACCOUNTS RECEIVABLES

Accounts receivable are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

FAIR VALUE MEASUREMENTS

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through December 15, 2023, the date that the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION PROCESS

THE SECURITIES DESCRIBED IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR HAS THE COMMISSION OR ANY APPLICABLE STATE OR OTHER JURISDICTION'S SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NONE OF THE SECURITIES MAY BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE TRANSACTION EFFECTING SUCH DISPOSITION IS REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR AN EXEMPTION THEREFROM IS AVAILABLE AND THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO IT THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO SUCH EXEMPTION.

SUBSCRIPTION AGREEMENT

To the Undersigned Purchaser, please review and execute the following:

WhoopAss Poker Co., a Nevada corporation (the "Company"), hereby agrees with you (in the case of a subscription for the account of one or more trusts or other entities, "you" or "your" shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (this "Agreement"), or the trust or other entity, or both, as appropriate) as follows:

1) **Sale and Purchase of Common Stock (the "Common Stock" or "Share(s)").** The Company has been formed under the laws of the State of Nevada and is governed by bylaws in the form attached hereto as an Exhibit to the Private Placement Memorandum, as the same may be modified in accordance with the terms of any amendment thereto (the "Bylaws"). Capitalized terms used herein without definition have the meanings set forth in the Private Placement Memorandum and Bylaws.

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the respective parties contained herein:

- the Company and Andes Capital Group, LLC, the Company's approved broker dealer (the "Intermediary"), agree to sell to you, and you irrevocably subscribe for and agree to purchase from the Company, an equity interest as a shareholder (a "Shareholder") in the Company (a "Common Stock" or a "Share"); and

- the Company, its board of directors (the "Board") and the Intermediary agree that you shall be registered as a Shareholder, upon the terms and conditions, and in consideration of your agreement to be bound by the terms and provisions of the Bylaws and this Agreement, with an investment amount equal to the amount set forth opposite your signature at the end of this Agreement (the "Investment").

Subject to the terms and conditions hereof and of the Bylaws, your obligation to subscribe and pay for your Shares shall be complete and binding upon the execution and delivery of this Agreement.

2) **Other Subscriptions.** The Company may enter into separate but substantially identical subscription agreements (the "Other Subscription Agreements" and, together with this Agreement, the "Subscription Agreements") with other purchasers (the "Other Purchasers"), providing for the sale to the Other Purchasers of Shares and the registration of the Other Purchasers as Shareholders. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to you and the Other Purchasers are to be separate sales.

3) **Closing.** The closing (the "Closing") of the sale to you and your subscription for and purchase by you of the Shares, and your registration as a Shareholder shall take place at the discretion of the Board. At the Closing,

and upon satisfaction of the conditions set out in this Agreement, the Board will list you as a Shareholder in the Company's Stock Register Book.

4) Conditions Precedent to Your Obligations.

a) The Conditions Precedent. Your obligation to subscribe for your Shares and be registered as a Shareholder at the Closing is subject to the fulfillment (or waiver by you), prior to or at the time of the Closing, of the following conditions:

i) Bylaws. The Bylaws shall have been duly authorized, executed and delivered by or on behalf of the Board. Each Other Purchaser that is to be registered as a Shareholder as of the Closing shall have duly authorized, executed and delivered a counterpart of the Bylaws or authorized its execution and delivery on its behalf. The Bylaws shall be in full force and effect.

ii) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects when made and at the time of the Closing, except as affected by the consummation of the transactions contemplated by this Agreement or the Bylaws.

iii) Performance. The Company shall have duly performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing.

iv) Legal Investment. On the Closing Date your subscription hereunder shall be permitted by the laws and regulations applicable to you.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, you shall, at your election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights you may have by reason of such nonfulfillment. If you elect to be relieved of your obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

5) Conditions Precedent to the Company's Obligations.

a) The Conditions Precedent. The obligations of the Company and the Board to issue to you the Shares and to register you as a Shareholder at the Closing shall be subject to the fulfillment (or waiver by the Company) prior to or at the time of the Closing, of the following conditions:

i) Bylaws. Any filing with respect to the formation of the Company required by the laws of the State of Nevada shall have been duly filed in such place or places as are required by such laws. A counterpart of the Bylaws shall have been duly authorized, executed and delivered by or on behalf of you and each of such Other Purchasers. The Bylaws shall be in full force and effect.

ii) Representations and Warranties. The representations and warranties made by you shall be true and correct when made and at the time of the Closing.

iii) Performance. You shall have duly performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by you prior to or at the time of the Closing.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, the Company shall, at the Board's election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights it may have by reason of such nonfulfillment. If the Board elects for the Company to be relieved of its obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

6) Representations and Warranties of the Company.

a) The Representations and Warranties. The Company represents and warrants that:

i) Formation and Standing. The Company is duly formed and validly existing as a corporation under the laws of the State of Nevada and, subject to applicable law, has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Private Placement Memorandum relating to the private offering of Common Stock by the Company (together with any amendments and supplements thereto, the "Offering Memorandum"). The Board has all requisite corporation power and authority to act as management of the Company and to carry out the terms of this Agreement and the Bylaws applicable to it.

ii) Authorization of Agreement. The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery by the Board of the Bylaws has been authorized by all necessary action on behalf of the Board and the Bylaws are legal and valid.

iii) Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Company or its business or properties. The execution and delivery of the Bylaws and the consummation of the transactions contemplated thereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Board or its businesses or properties.

iv) Offer of Common Stock. Neither the Company nor anyone acting on its behalf has taken any action that would subject the issuance and sale of the Shares to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

v) Investment Company Act. The Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Board is not required to register as an "investment adviser" under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

vi) Company Litigation. Prior to the date hereof, there is no action, proceeding or investigation pending or, to the knowledge of the Board or the Company, threatened against the Company.

vii) Disclosure. The Offering Memorandum, when read in conjunction with this Agreement and the Bylaws, does not as of the date hereof contain any untrue statement of a material fact or omit to state a

material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

b) Survival of Representations and Warranties. All representations and warranties made by the Company shall survive the execution and delivery of this Agreement, any investigation at any time made by you or on your behalf and the issue and sale of Common Stock.

7) Representations and Warranties of the Purchaser.

a) The Representations and Warranties. You represent and warrant to the Board, the Company and each other Person that is, or in the future becomes, a Shareholder that each of the following statements is true and correct as of the Closing Date:

i) Accuracy of Information. All of the information provided by you to the Company and the Board is true, correct and complete in all respects. Any other information you have provided to the Board or the Company about you is correct and complete as of the date of this Agreement and at the time of Closing.

ii) Offering Memorandum; Advice. You have either consulted your own investment adviser, attorney or accountant about the investment and proposed purchase of the Common Stock and its suitability to you, or chosen not to do so, despite the recommendation of that course of action by the Board and Company. Any special acknowledgment set forth below with respect to any statement contained in the Offering Memorandum shall not be deemed to limit the generality of this representation and warranty.

(1) You have received a copy of the Private Placement Memorandum and the form of the Bylaws and you understand the risks of, and other considerations relating to, a purchase of Common Stock, including the risks set forth under the caption "Risk Factors" in the Private Placement Memorandum. You have been given access to, and prior to the execution of this Agreement you were provided with an opportunity to ask questions of, and receive answers from, the Board concerning the terms and conditions of the offering of Common Stock, and to obtain any other information which you and your investment representative and professional advisors requested with respect to the Company and your investment in the Company in order to evaluate your investment and verify the accuracy of all information furnished to you regarding the Company. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

iii) Investment Representation and Warranty. You are acquiring your Common Stock for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds of which you are trustee as to which you are the sole qualified professional asset manager within the meaning of Prohibited Transaction Exemption 84-14 (a "QPAM") for the assets being contributed hereunder, in each case not with a view to or for sale in connection with any distribution of all or any part of such Interest. You hereby agree that you will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws, and with the terms of the Bylaws. If you are purchasing for the account of one or more pension or trust funds, you represent that (except to the extent you have otherwise advised the Company in writing prior to the date hereof) you are acting as sole trustee or sole QPAM for the assets being contributed hereunder and have sole investment discretion with respect to the acquisition of the Common Stock to be purchased by you pursuant to this Agreement, and the determination and decision on your behalf to purchase such Common Stock for such pension or trust funds is being made by the same individual or group of individuals who customarily pass on such

investments, so that your decision as to purchases for all such funds is the result of such study and conclusion.

iv) Representation of Investment Experience and Ability to Bear Risk. You (i) are knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of the Common Stock and of the business contemplated by the Company and are capable of evaluating the risks and merits of purchasing the Common Stock and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement, the Offering Memorandum and the Bylaws, if any; and (ii) can bear the economic risk of an investment in the Company for an indefinite period of time, and can afford to suffer the complete loss thereof.

v) Accredited Investor. You are an "Accredited" investor within the meaning of Section 501 of Regulation D promulgated under the Securities Act.

vi) No Investment Company Issues. If you are an entity, (i) you were not formed, and are not being utilized, primarily for the purpose of making an investment in the Company and (ii) either (A) all of your outstanding securities (other than short-term paper) are beneficially owned by one Person, (B) you are not an investment company under the Investment Company Act or a "private investment company" that avoids registration and regulation under the Investment Company Act based on the exclusion provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, or (C) you have delivered to the Board a representation and covenant as to certain matters under the Investment Company Act satisfactory to the Board.

vii) Certain ERISA Matters. You represent that:

(1) except as described in a letter to the Board dated at least five (5) days prior to the date hereof, no part of the funds used by you to acquire the Common Stock constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of ERISA, either directly or indirectly through one or more entities whose underlying assets include plan assets by reason of a plan's investment in such entities (including insurance company separate accounts, insurance company general accounts or bank collective investment funds, in which any such employee benefit plan (or its related trust) has any interest); or

(2) if Common Stock is being acquired by or on behalf of any such plan (any such purchaser being referred to herein as an "ERISA Shareholder"), (A) such acquisition has been duly authorized in accordance with the governing holding of the Common Stock do not and will not constitute a "non-exempt prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (i.e., a transaction that is not subject to an exemption contained in ERISA or in the rules and regulations adopted by the U.S. Department of Labor (the "DOL") thereunder). The foregoing representation shall be based on a list of the Other Purchasers to be provided by the Board to each ERISA Shareholder prior to the Closing. You acknowledge that the Board of the Company, is not registered as an "investment adviser" under the Investment Advisers Act and that as a Shareholder you will have no right to withdraw from the Company except as specifically provided in the Bylaws. If, in the good faith judgment of the Board, the assets of the Company would be "plan assets" (as defined in DOL Reg. § 2510.3-101 promulgated under ERISA, as it may be amended from time to time) of an employee benefit plan (assuming that the Company conducts its business in accordance with the terms and conditions of the Bylaws and as described in the Offering Memorandum), then the Company and each ERISA Shareholder will use their respective best efforts to take appropriate steps to avoid the Board's becoming a "fiduciary" (as defined in ERISA) as a result of the operation of such regulations. These steps may include (x) selling your Interest (if you are an ERISA Shareholder) to a third party which is not an employee benefit plan, or (y) making

any appropriate applications to the DOL, but the Board shall not be required to register as an "investment adviser" under the Advisers Act.

(a) If you are an ERISA Shareholder, you further understand, agree and acknowledge that your allocable share of income from the Company may constitute "unrelated business taxable income" ("UBTI") within the meaning of section 512(a) of the Code and be subject to the tax imposed by section 511(a)(1) of the Code. You further understand, agree and acknowledge that the Company neither makes nor has made any representation to it as to the character of items of income (as UBTI or otherwise) allocated (or to be allocated) to its shareholder (including ERISA Shareholders) for federal, state, or local income tax purposes. You (prior to becoming a shareholder of the Company) have had the opportunity to consider and discuss the effect of your receipt of UBTI with independent tax counsel of your choosing, and upon becoming a shareholder of the Company voluntarily assume the income tax and other consequences resulting from the treatment of any item of the Company's income allocated to you as UBTI. The Company shall not be restricted or limited in any way, or to any degree, from engaging in any business, trade, loan, or investment that generates or results in the allocation of UBTI to you or any other ERISA Shareholder, nor shall the Company have any duty or obligation not to allocate UBTI to you or any other ERISA Shareholder. You hereby release the Company and all of its other shareholders from any and all claims, damages, liability, losses, or taxes resulting from the allocation to you by the Company of UBTI.

viii) Suitability. You have evaluated the risks involved in investing in the Common Stock and have determined that the Common Stock is a suitable investment for you. Specifically, the aggregate amount of the investments you have in, and your commitments to, all similar investments that are illiquid is reasonable in relation to your net worth, both before and after the subscription for and purchase of the Common Stock pursuant to this Agreement.

ix) Transfers and Transferability. You understand and acknowledge that the Common Stock has not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, cannot be resold or transferred unless they are subsequently registered under the Securities Act and such applicable state securities laws or unless an exemption from such registration is available. You also understand that the Company does not have any obligation or intention to register the Common Stock for sale under the Securities Act, any state securities laws or of supplying the information which may be necessary to enable you to sell the Common Stock; and that you have no right to require the registration of the Common Stock under the Securities Act, any state securities laws or other applicable securities regulations. You also understand that sales or transfers of Common Stock are further restricted by the provisions of the Bylaws.

(1) You represent and warrant further that you have no contract, understanding, agreement or arrangement with any person to sell or transfer or pledge to such person or anyone else any of the Common Stock for which you hereby subscribe (in whole or in part); and you represent and warrant that you have no present plans to enter into any such contract, undertaking, agreement or arrangement.

(2) You understand that the Common Stock cannot be sold or transferred without the prior written consent of the Board, which consent may be withheld in its sole and absolute discretion and which consent will be withheld if any such transfer could cause the Company to become subject to regulation under federal law as an investment company or would subject the Company to adverse tax consequences.

(3) You understand that there is no public market for the Common Stock; any disposition of the Common Stock may result in unfavorable tax consequences to you.

(4) You are aware and acknowledge that, because of the substantial restrictions on the transferability of the Common Stock, it may not be possible for you to liquidate your investment in the Company readily, even in the case of an emergency.

x) Residence. You maintain your domicile at the address shown in the signature page of this Subscription Agreement and you are not merely transient or temporarily resident there.

xi) Publicly-Traded Company. By the purchase of the Common Stock in the Company, you represent to the Board and the Company that (i) you have neither acquired nor will you transfer or assign any Common Stock you purchase (or any interest therein) or cause any such Common Stock (or any interest therein) to be marketed on or through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704(b)(1) of the Code, including, without limitation, an over the-counter-market or an interdealer quotation, system that regularly disseminates firm buy or sell quotations; and (ii) you either (A) are not, and will not become, a partnership, Subchapter S corporation, or grantor trust for U.S. Federal income tax purposes, or (B) are such an entity, but none of the direct or indirect beneficial owners of any of the Common Stock in such entity have allowed or caused, or will allow or cause, 80 percent or more (or such other percentage as the Board may establish) of the value of such Common Stock to be attributed to your ownership of Common Stock in the Company. Further, you agree that if you determine to transfer or assign any of your Common Stock pursuant to the provisions of the Bylaws you will cause your proposed transferee to agree to the transfer restrictions set forth therein and to make the representations set forth in (i) and (ii) above.

xii) Awareness of Risks; Taxes. You represent and warrant that you are aware (i) that the Company has limited operating history; (ii) that the Common Stock involve a substantial degree of risk of loss of its entire investment and that there is no assurance of any income from your investment; and (iii) that any federal and/or state income tax benefits which may be available to you may be lost through the adoption of new laws or regulations, to changes to existing laws and regulations and to changes in the interpretation of existing laws and regulations. You further represent that you are relying solely on your own conclusions or the advice of your own counsel or investment representative with respect to tax aspects of any investment in the Company.

xiii) Capacity to Contract. If you are an individual, you represent that you are over 21 years of age and have the capacity to execute, deliver and perform this Subscription Agreement and the Bylaws. If you are not an individual, you represent and warrant that you are a corporation, partnership, association, joint stock company, trust or unincorporated organization, and were not formed for the specific purpose of acquiring the Common Stock.

xiv) Power, Authority; Valid Agreement. (i) You have all requisite power and authority to execute, deliver and perform your obligations under this Agreement and the Bylaws and to subscribe for and purchase or otherwise acquire your Common Stock; (ii) your execution of this Agreement and the Bylaws has been authorized by all necessary corporate or other action on your behalf; and (iii) this Agreement and the Bylaws are each valid, binding and enforceable against you in accordance with their respective terms.

xv) No Conflict: No Violation. The execution and delivery of this Agreement and the Bylaws by you and the performance of your duties and obligations hereunder and thereunder (i) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (B) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject; (ii) do not require any authorization or approval under or pursuant

to any of the foregoing; or (iii) do not violate any statute, regulation, law, order, writ, injunction or decree to which you or any of your Affiliates is subject.

xvi) No Default. You are not (i) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in (A) this Agreement or the Bylaws, (B) any provision of any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (C) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject, or (ii) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to you or any of your Affiliates.

xvii) No Litigation. There is no litigation, investigation or other proceeding pending or, to your knowledge, threatened against you or any of your Affiliates which, if adversely determined, would adversely affect your business or financial condition or your ability to perform your obligations under this Agreement or the Bylaws.

xviii) Consents. No consent, approval or authorization of, or filing, registration or qualification with, any court or Governmental Authority on your part is required for the execution and delivery of this Agreement or the Bylaws by you or the performance of your obligations and duties hereunder or thereunder.

b) Survival of Representations and Warranties. All representations and warranties made by you in Section 7 of this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Common Stock.

c) Reliance. You acknowledge that your representations, warranties, acknowledgments and agreements in this Agreement will be relied upon by the Company in determining your suitability as a purchaser of the Common Stock.

d) Further Assurances. You agree to provide, if requested, any additional information that may be requested or required to determine your eligibility to purchase the Common Stock.

e) Indemnification. You hereby agree to indemnify the Company and any Affiliates and to hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to or arising out of a breach or representation, warranty or agreement by you, whether contained in this Subscription Agreement (including the Suitability Statements) or any other document provided by you to the Company in connection with your investment in the Common Stock. You hereby agree to indemnify the Company and any Affiliates and to hold them harmless against all Loss arising out of the sale or distribution of the Common Stock by you in violation of the Securities Act or other applicable law or any misrepresentation or breach by you with respect to the matters set forth in this Agreement. In addition, you agree to indemnify the Company and any Affiliates and to hold such Persons harmless from and against, any and all Loss, to which they may be put or which they may reasonably incur or sustain by reason of or in connection with any misrepresentation made by you with respect to the matters about which representations and warranties are required by the terms of this Agreement, or any breach of any such warranty or any failure to fulfill any covenants or agreements set forth herein or included in and as defined in the Offering Memorandum. Notwithstanding any provision of this Agreement, you do not waive any right granted to you under any applicable state securities law.

8) Certain Agreements and Acknowledgments of the Purchaser.

a) Agreements. You understand, agree and acknowledge that:

i) Acceptance. Your subscription for the Common Stock contained in this Agreement may be accepted or rejected, in whole or in part, by the Board in its sole and absolute discretion. No subscription shall be accepted or deemed to be accepted until you have been registered as a Shareholder in the Company on the Closing Date; such admission shall be deemed an acceptance of this Agreement by the Company and the Board for all purposes.

ii) Irrevocability. Except as provided and under applicable state securities laws, this subscription is and shall be irrevocable, except that you shall have no obligations hereunder if this subscription is rejected for any reason, or if this offering is canceled for any reason.

iii) No Recommendation. No foreign, federal, or state authority has made a finding or determination as to the fairness for investment of the Common Stock and no foreign, federal or state authority has recommended or endorsed or will recommend or endorse this offering.

iv) No Disposal. You will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of your Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws and with the terms of the Bylaws.

v) Update Information. If there should be any change in the information provided by you to the Company or the Board (whether pursuant to this Agreement or otherwise) prior to your purchase of any Common Stock, you will immediately furnish such revised or corrected information to the Company.

9) General Contractual Matters.

a) Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of you and the Company.

b) Assignment. You agree that neither this Agreement nor any rights, which may accrue to you hereunder, may be transferred or assigned.

c) Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to any party when delivered by hand, when delivered by facsimile, or when mailed, first class postage prepaid, (a) if to you, to you at the address or telecopy number set forth below your signature, or to such other address or telecopy number as you shall have furnished to the Company in writing, and (b) if to the Company, to WhoopAss Poker Co., 1472 N. San Antonio Ave., Upland, CA 91786 or to such other address or addresses, or telecopy number or numbers, as the Company shall have furnished to you in writing, provided that any notice to the Company shall be effective only if and when received by the Board.

d) Governing law. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws (except insofar as affected by the securities or “blue sky” laws of the State or similar jurisdiction in which the offering described herein has been made to you).

e) Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

f) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants or other agreements except as stated or referred to herein.

g) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

h) Joint and Several Obligations. If you consist of more than one Person, this Agreement shall consist of the joint and several obligation of all such Persons.

i) Red Rock Securities Law ("RRSL") acted as a legal to the Issuer in this Offering. The Purchaser agrees to, and hereby shall indemnify RRSL and any RRSL Affiliates, and shall hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to the Purchaser's investment in this Offering. The Purchaser does hereby release and forever discharge RRSL, their agents, employees, successors and assigns, and their respective heirs, personal representatives, affiliates, successors and assigns, and any and all persons, firms or corporations liable or who might be claimed to be liable, whether or not herein named, none of whom admit any liability to the undersigned, but all expressly denying liability, from any and all claims, demands, damages, actions, causes of action or suits of any kind or nature whatsoever, which the Purchaser may now have or may hereafter have, arising out of or in any way relating to any and all injuries, economic or emotional loss, and damages of any and every kind, to both person and property, corporately and individually, and also any and all damages that may develop in the future, as a result of or in any way relating to the Purchaser's investment in this Offering.

SIGNATURES AND SUBSCRIBER INFORMATION

If you are in agreement with the foregoing, please sign the enclosed counterparts of this Subscription Agreement and return such counterparts of this Agreement to the Board.

For Execution By The Company:

WhoopAss Poker Co.

BY:

____

Donald W. Hohman, Sr.
Chief Executive Officer

(Signature and Information of Purchaser(s) on the following page)

For Completion and Execution By The Investor Subscriber:

The foregoing Subscription Agreement is hereby agreed to by the undersigned as of the date indicated below.

____
Registered Account Name (Please Print)

Registered Account Address:

____
(Address)

____
(City)

____
(State)   (Zip Code)

Mailing Address (Fill in Mailing Address only if different from Registered Account Address)

Email Address: ______________________

Primary Phone: ______________________

Subscriber or Authorized Representative (if not an individual) ______________________

Total Equity Investment $______________________

Total Common Stock Purchased: ______________________

Social Security or Taxpayer I.D. No. (Must be completed) ______________________

State in which Subscription Agreement signed: ______________________

Investor Subscriber Signature:

____
(signature)

Name: ____ Date: ___________________________
Print Name of Subscriber or Authorized Representative (if not an individual)

Signature Verification

Signature:____ Date:__________________________

EXHIBIT C: BYLAWS

MINUTES

AND

BY-LAWS

OF THE MEETINGS

OF

INCORPORATED UNDER THE LAWS OF

The State of
NEVADA

INTRODUCTION

CORPORATE BYLAWS

****

The following form of By-laws have been prepared to provide for usual voting provisions and majority quorum for stockholders and directors of a corporation. Also included are usual provisions for removal of officers and directors, and a majority vote for amendments to these By-laws.

It has been recognized that you may want in a given case to vary these provisions. Reference has been made in the Bylaw sections which may most likely be considered for revision and language has been included to reference a possible amendment to that particular section.

BY-LAWS

OF

ARTICLE I - OFFICES

The principal offices of the corporation in the State of NEVADA shall be located in the city/town of LAS VEGAS , in the County of CLARK .The corporation may, as the Board of Directors may designate or as the business of the corporation may from time to time require, have such other offices within or without of the state of incorporation

ARTICLE II – BOARD OF DIRECTORS

1. GENERAL POWERS

The directors shall in all cases act as a board. The board shall have the responsibility of managing and controlling the affairs, property and business of the corporation. The duties include the power to (a) appoint any person or persons to be agents of the corporation, with the power to sub-delegate, with such terms as it sees fit; (b)appoint any person or persons to accept and hold in trust for the corporation any property belonging to the corporation or in which it has an interest and cause such instruments to be executed, and do and cause such things to be done as it may deem requisite, in relation to any such trust; (c) appoint any officer, permanently or temporarily as it deems necessary, to perform the duties and have the powers of any other officer; (d) appoint, remove or suspend to determine their duties, fix and, as it sees fit, change their salaries and compensation; (e)authorize shares of the corporation to be issued at its discretion and for such considerations as the board may determine, and as may be permitted by law; and (f) determine the amounts to be distributed as dividends.

2. NUMBER OF DIRECTORS

The number of directors of the corporation shall be not less than three, but may be more as may be determined and elected by the voting shareholders of the corporation at the annual meeting of the stockholders, provided however that the number of directors may be less than three but not less than two whenever there shall be only two stockholders, and not less than one whenever there shall be a single stockholder, or the corporation shall not have issued any of its shares.

3. TERM OF OFFICE

Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

4. INCREASE OR DECREASE

The stockholders of the corporation may at any meeting increase or decrease the number of directors within the provisions set up in Section 2. If the number of directors is to be increased, the additional directors shall be elected by the shareholders and take office at the meeting authorizing the increase. If the number of directors is to be decreased, the decrease shall become effective to the extent made possible by vacancies in the Board of Directors or by resignations and no director may be removed solely for the purpose of effecting such decrease.

5. VACANCIES

If a vacancy or vacancies occur in the membership of the board, for any reason, other than through removal by stockholder action, at any time when a stockholders meeting is not in session, the remaining directors or director may, quorum requirements not withstanding, elect by majority vote, a successor or successors, to hold office until the next annual stockholders meeting and until their successors are elected.

6. REMOVAL OF DIRECTORS

At a stockholders meeting called at least in part for the purpose of removing a director or directors, a director or directors may be removed with cause by the board or with or without cause by a majority vote by shareholders holding voting class stock. Removal may be effected with cause only after reasonable notice to each director proposed to be removed and the opportunity to be heard by the body proposing removal.

7. MEETINGS OF THE BOARD

A regular meeting of the directors shall be held at the principal offices of the corporation or at such other place as may be fixed by resolution of the board and at such date and time as may be fixed by resolution of the board. No notice need be given for regularly scheduled meetings of the board as set up in the resolutions called for above. An annual meeting of the board may be called without notice immediately after the annual meeting of the stockholders. Special meetings may be held at the request of the President, Vice President, Clerk or any two Directors by giving written notice not less than two days before the meeting. Notice must include the date, time and place of any such meeting and be served to each director via personal delivery, telegraph or U.S. Mail. The attendance of a director at a meeting constitutes a waiver of notice of such meeting, unless the express purpose of a director's attendance is to protest, before or at the commencement of said meeting, the transaction of any business because the meeting is not lawfully called or convened.

8. COMMITTEES

The Board of Directors may, by resolution, elect from among its members a committee, executive or other, which will have such powers as the board as the board sees fit or as permitted by law. A majority of any such committee may fix at time and date of any of its meetings. Each such committee shall serve at the pleasure of the Board of Directors.

9. QUORUM

Unless otherwise provided by resolution of the Board of Directors, a majority of the members of the board acting at a meeting duly assembled, shall constitute a quorum for the transaction of business, but if less than a majority of the board is present at a meeting, a majority of the directors present may adjourn the meeting, without further notice, from time to time, when a quorum is not present at any such meeting.

10. ACTING MANNER OF THE BOARD

The members of the Board of Directors or of any committee commissioned by the board may participate in and be counted present at any such meeting at which contact is made via video conference system, a conference telephone or similar communications equipment where, by the use of such equipment, all persons participating in any such meeting can hear each other at the same time. The act of the majority of the members of the board present at a meeting at which a quorum exists shall be the act of the board.

11. CHAIRMAN

The Board of Directors may, from their number, elect a chairman of the board who shall preside at all meetings of the board and may have such additional responsibilities and powers as may from time to time be vested in him by resolution of the board.

ARTICLE III - OFFICERS

1. NUMBER

The officers of the corporation shall each be elected by the Board of Directors and shall be a President, a Treasurer and a Clerk. The board, as it deems necessary, may from time to time elect one or more Vice-Presidents, Assistant Treasurers, Assistant Clerks, agents, employees and a Secretary.

2. TERM OF OFFICE

The officers of the corporation shall be elected annually by the Board of Directors. Each of the above named officers shall serve until his successor shall have been duly elected and qualified.

3. RESIGNATION

Any officer or director may resign at any time he sees fit to do so by giving notice in writing to the president, secretary or clerk, or by delivering such notice the principal offices of the corporation.

4. REMOVAL

Any officer may be removed, with or without cause, as provided by law, by the Board of Directors if it is, in the judgement of the board, that the removal of such officer is in the best interest of the corporation.

5. NOTICE

If the removal of any officer be proposed for cause, reasonable notice shall be provided to such officer and he shall be given an opportunity to be heard by the Board of Directors.

6. VACANCIES

A vacancy in any office, for any reason, may be filled by the Board of Directors for the un-expired portion of the term.

7. PRESIDENT

The president shall be the chief executive officer of the corporation and, unless otherwise determined by resolution of the Board of Directors, have charge and control of the business and

affairs of the corporation. The president shall, when present, preside over all stockholders meetings and, unless a chairman has been elected by the Board of Directors, preside over all meetings of the Board of Directors. It shall be the responsibility of the president to, as soon as possible after the end of each fiscal year, to submit a report the directors of the operations of the corporation and its affairs. The president shall perform all duties incident to the office of president and such other duties as may from time to time be designated by the board.

8. VICE-PRESIDENT

Each vice-president shall perform the duties and have the powers as the Board of Directors may from time to time designate. In the absence of the president or if he is unable or unwilling to perform his duties the vice-president, if only one, or such vice-president, if more than one, who is so designated by the board will assume the duties and responsibilities of the president.

9. TREASURER

The treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation; keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; receive and give receipts for monies due and payable to the corporation from any source whatsoever, and shall deposit all monies and valuable effects in the name and to the credit of the corporation in such banks and other depositories as shall be authorized by the Board of Directors.

If required by the board the treasurer shall give a bond for the faithful discharge of his duties in such amount and with such surety as the board shall determine. The treasurer shall perform all duties as stated above in addition to any additional duties or powers as the board may from time to time so designate to him.

10. ASSISTANT TREASURER

Each assistant treasurer shall perform the duties and have the powers as the Board of Directors may from time to time designate. In the absence of the treasurer or if he is unable or unwilling to perform his duties the assistant treasurer, if only one, or such assistant treasurer, if more than one, who is so designated by the board will assume the duties and responsibilities of the treasurer.

11. CLERK

The clerk shall, unless the corporation has designated a resident agent in the manner provided by law, be a resident of the State of Incorporation. It shall be his duty, if there be no secretary, of the board, to record in books kept for the purpose all votes and proceedings of the stockholders. Unless

the Board of Directors shall appoint a transfer agent and/or registrar or other officer or officers for the purpose, subject to such other and different rules and guidelines as may be adopted from time to time by the Board of Directors, the clerk shall be charged with the duty of keeping, or causing to be kept, accurate records of all stock outstanding, stock certificates issued, and stock transfers. All such records may be kept solely in the stock certificate books. The clerk shall also perform other duties and have other powers as the Board of Directors may from time to time designate.

12. ASSISTANT CLERK

Each assistant clerk shall perform the duties and have the powers as the Board of Directors may from time to time designate. In the absence of the clerk or if he is unable or unwilling to perform his duties the assistant clerk, if only one, or such assistant clerk, if more than one, who is so designated by the board will assume the duties and responsibilities of the clerk.

13. ABSENCE

In the absence of the clerk or assistant clerk at any meeting of the stock holders, or if there be no secretary, a clerk shall be chosen by the meeting to perform the duties of the clerk thereat.

14. SECRETARY

The secretary if there be one, shall attend all meetings of the Board of Directors and shall record the proceedings thereat in books provided for the purpose.

15. VOTING OF CORPORATE SECURITIES

The president or the treasurer shall have full power and authority in the name of and on behalf of the corporation to waive notice of, to attend, to act and to vote at, and to appoint any person or persons to act as proxy or attorney-in-fact for this corporation at, any meeting of stockholders or security holders of any other corporations or organizations in which securities are held by the corporation, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities, which, as the owner thereof the corporation may possess and exercise, unless otherwise ordered by the Board of Directors. The board may from time to time by resolution confer like powers upon any other person or persons.

ARTICLE IV - STOCKHOLDERS

1. ANNUAL MEETING

The annual meeting of the stockholders shall be held in the City/Town of LAS VEGAS, in the State of NEVADA, or at such other place in the State or in the United States as may be fixed by the Board of Directors, or in the absence of any such designation, such place as may be designated by the clerk of the corporation in the notice of the meeting. The meeting shall be held on the 6TH day of JANUARY at 12 o'clock in the P.M. each year for the purpose of electing a Board of Directors and for the transaction of any other such business as may be presented before the meeting. If the day fixed for the annual meeting should fall on a legal holiday, such meeting shall be held on the next succeeding business day.

2. OTHER MEETINGS

Special meetings of the stockholders, for any purpose, may be called by the Board of Directors or by the president and shall be called by the clerk, or in the event of his absence, incapacity, refusal or death, any other officer of the corporation, upon written request by one or more stockholders who hold at least one tenth in interest of the stock entitled to vote at the meeting. The special meeting of the stockholders shall be held in the city/town of LAS VEGAS, or at such other place in the State or in the United States as may be fixed by the Board of Directors, or in the absence of any such designation, such place as may be designated by the written request of the stockholders requesting the meeting.

3. NOTICE OF MEETING

Written notice of the time, date, place and purpose of every meeting of stockholders shall be given by the clerk or by any other officer of the corporation designated by the directors or by these by-laws, not less than seven days prior to the meeting, to each stockholder entitled to vote at such meeting. Notice must be served to each stockholder entitled to vote via personal delivery, telegraph or U.S. Mail addressed to that stockholder at his address as it appears in the records of the corporation.

4. CLOSING OF THE TRANSFER BOOKS

The directors of the corporation may in their discretion fix a date not less than ten days nor more than sixty days prior to the date prior to the date of any annual meeting or special meeting of the stockholders or prior to the payment of any dividend or the making of any other distribution as the record date for determining the shareholders having the right to notice of, and to vote at such meeting or any adjournment thereof, or the right to receive such distribution or dividend. In lieu of fixing such closing date the directors may order the closing of the stock transfer books for a stated period not to exceed, in any case, 30 days for the expressed purposes stated above. If no record date is fixed and the transfer records are not closed, the record date for determining shareholders entitled to vote at any meeting to elect directors shall be determined as the close of business on the day next preceding the date of notice of the meeting and, for a meeting for any other purpose, shall be determined as the close of business on the day on which the board acts with respect thereto.

The holders of record of shares of the corporation on such record date or on the date of closing of the stock transfer books shall, If a dividend or distribution be declared, have the sole right to receive such distribution or dividend, or, if such shares have a voting right, the sole right to receive notice of, to vote at, and to attend such meeting.

1. VOTING

Every stockholder entitled to vote in accordance with the provisions of the articles of organization, these by-laws and applicable law, shall have one vote, in person or by proxy, for each share of voting class stock held by that him and registered in his name on the books of the corporation at the record date fixed by the directors or at the time of the meeting as the case may be. No ballot shall be required for election of officers or directors unless so requested by one or more holders of voting classes of stock. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the articles of organization or the laws of the State of Incorporation.

2. PROXY VOTING

At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy must be filed with the clerk of the corporation before or at the time of the meeting. No proxy dated more than six months before the meeting named therein shall be accepted, and no such proxy shall be valid after the adjournment of such meeting except if such proxy is coupled with an interest as determined by applicable law. A proxy coupled with an interest may be irrevocable if it so provides and shall be valid and enforceable until the interest terminates or for such shorter period of time as the proxy provides.

3. CLASS VOTING

Whenever the issued and outstanding shares of the corporation shall consist of shares of two or more classes having a voting right, a quorum at all stockholders meeting shall, section 9 below notwithstanding, with respect to any matter, including the election of directors, on which such two or more classes shall be entitled to vote as a separate class, consist of a majority in interest of the issued and outstanding stock of each such class; voting on such matter shall be had by class, and approval of action thereon as the act of the stockholders, shall require the vote of a majority in interest of the issued and outstanding stock of each class present or represented at the meeting and entitled to vote thereat: provided, however, that in the matter of election of directors elected by a particular class of shares a quorum shall consist of a majority in interest of the issued and outstanding stock of that class and a plurality of the votes cast by the shareholders of such stock at a meeting at which such quorum is present shall elect, unless the articles of organization or the provisions of these by-laws as amended shall otherwise provide.

4. INFORMAL ACTION

Any action permitted or required at any stock holders meeting, including the election of officers or directors, maybe taken without a meeting, unless otherwise provided by law, if a consent in writing is signed by all of the issued and outstanding capital stock entitled to vote at such meeting and such written consent is filed with the records of the meetings of stockholders.

5. QUORUM

At any meeting of the stockholders a quorum for the transaction of any business shall consist of a majority in interest of the issued and outstanding shares of the stock of the corporation entitled to vote being represented by the holders of record thereof.

ARTICLE V – STOCK CERTIFICATES

1. SHARE CERTIFICATES

Certificates shall be issued to each shareholder in such form as the Board of Directors shall designate. Such certificate shall be signed by the President or Vice President and by the Treasurer or Assistant Treasurer. Each certificate shall state the number of shares and class thereof as well as the designation of the series thereof, if any, represented by the certificate. Each certificate issued for shares of stock subject to transfer pursuant to the articles of organization or to a restriction, any agreement to which the corporation is a party, or issued while the corporation is authorized to issue more than one class of stock, or these by-laws shall have the full text of any such restriction or the full text of the preferences, voting powers, special and relative rights of the stock of each class and series authorized to be issued and qualifications, as the case may be, set forth on the back of or on the face of the share certificate or alternatively, shall contain the legend: *"The shares represented by this certificate are subject to restrictions on transfer, a copy of which will be furnished by the company to the holder of this certificate upon written request and without charge."*

2. FRACTIONAL SHARES

Fractional shares of any class may be issued and shall entitle the holder thereof to dividend and voting rights and all other rights and responsibilities of the class of stock or series of which the fractional shares are held. The Board of Directors may as it sees fit cause the corporation to issue scrip in lieu fractional shares which may be in bearer or registered form entitling the holder thereof to receive a full share certificate upon the surrender of scrip aggregating a full share.

3. LOST OR DESTROYED CERTIFICATES

Lost, mutilated, or destroyed certificates may be replaced by the issue of a new certificate upon such terms and indemnity to the corporation as the board may determine. The board may as it sees fit require the owner or owner's representative to give a bond to the corporation with or without surety against any loss or claim which may arise from the issue of replacement certificate or certificates.

4. SHARE TRANSFERS

(a) Upon the surrender of the certificate or certificates, properly endorsed or assigned, to the corporation or the corporation's transfer agent, the shares represented by the certificate or certificates shall be transferable, when the old certificate is cancelled and new certificate or certificates for said shares are issued. All such transactions must be entered in the transfer books of the corporation.

(b) The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to interest in such share or shares on the part of any other person except as may be otherwise provided by the laws of the State of Incorporation.

ARTICLE VI – INSPECTION OF RECORDS

1. MAINTENANCE AND INSPECTION

The corporation shall maintain in the State of Incorporation and make available to any stock holder for inspection the original or attested copies of its articles of organization, by-laws and records of all meetings of stockholders and incorporators, and all of its stock transfer records which shall contain the names of all stock holders, the amount of stock held by each, and their record address.

ARTICLE VII – CONTRACTS, NOTES CHECKS and DRAFTS

Contracts, notes, checks, drafts, and other instruments for the payment of money drawn or endorsed in the name of or on behalf of the corporation may be signed or executed by any officer or officers or person or persons authorized by the directors to do so. No person or officer may enact or cause to be enacted any of the above without express authority of the board.

ARTICLE VIII – FISCAL YEAR

The fiscal year of the corporation shall end on the 31st day of DECEMBER in each year.

ARTICLE IX - SEAL

The seal of the corporation shall be circular in form and shall be inscribed with the name of the corporation as it appears on the articles of organization/incorporation, the state of incorporation and the year of incorporation. The treasurer shall have custody of the seal and may affix it to any instrument requiring the corporate seal, as may any other officer of the corporation if so authorized by the Board of Directors.

ARTICLE X - AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted at any annual or special meeting of the share holders by vote representing a majority of all the shares outstanding and issued when the proposed amendment, alteration, adoption or repeal has been included in the notice of any such meeting.

ARTICLE XI – PROVISIONS OF LAW

The provisions of these by-laws shall be controlled by and are subject to any specific provisions of the articles of organization or of law which relate to their specific subject matter, and shall also be subject to any more specific provisions, or exceptions dealing with the same subject matter appearing elsewhere in these by-laws as amended from time to time.

ORGANIZATION ACTION OF INCORPORATORS

OF

WHOOPASS POKER CO.

(Organized on the 29 day of DECEMBER 2016)

The following action is taken this day of 29/12/2016, through this instrument by the incorporator(s) of the above corporation:

1. The adoption and execution of Articles of Organization;

2. The adoption of the first By-Laws of the Corporation, including any specific or general provisions therein as authorized and required by the Business Corporation Law;

3. The election of the following persons to serve as the directors of the corporation until the first annual meeting of shareholders:

   DONALD W. HOHMAN SR.

4. The election of the following persons to serve as officers of the corporation until their successors shall be elected and qualified;

   DONALD W HOHMAN SR.

5. The appointment of the person or entity hereinafter named as the registered agent of the corporation:

   INCORP SERVICES INC.
   3773 HOWARD HUGHES PKWY # 500S
   LAS VEGAS, NV 89169-6014

[signature]

Incorporator(s)

WAIVER OF NOTICE OF FIRST MEETING OF DIRECTORS

OF

The undersigned, being all the Directors of the above-named Corporation, hereby waive notice of the time and place at, and of the purpose for, which any meeting of the Directors has been, or shall be called or held.

Dated: 12-29-2016

_______________________ _______________________

_______________________ _______________________

_______________________ _______________________

MINUTES OF FIRST MEETING OF DIRECTORS

OF

The first meeting of the directors of the above-named corporation was held at LAS VEGAS, NEVADA

on the 6 day of JANUARY, at 12PM o'clock .M., pursuant to a waiver of notice signed by all directors.

The following persons constituting at least a majority of the membership of the Board were present:

DONALD W. HOLLMAN SR. was unanimously chosen Chair-man of the meeting and

JOY DE PAUL was unanimously chosen Secretary of the meeting.

The organization action of the incorporators was read and approved. Upon motion duly made, seconded, and unanimously carried, it was

VOTED: That was a corporate seal, the impression of which is affixed in the margin hereof, be and same shall be the corporate seal of the corporation.

A form of stock certificate was presented and, upon motion duly made, seconded and carried, was unanimously approved. The Treasurer of the corporation was then directed to open an account in the BANK OF AMERICA covering such usual banking services as he should deem necessary and desirable and for the best interests of the corporation, and the form of resolution requested by said bank, a copy of which is attached hereto, was ordered adopted by the meeting and incorporated in the minutes of this meeting. The Treasurer was further authorized to open such additional accounts in such other banks as he/she should deem

desirable and in the best interests of the corporation and to attend all matters necessary in connection therewith.

Upon motion duly made and seconded, the following votes were adopted relating to the issue of the stock of the corporation

VOTED: 100,000,000 COMMON SHARES

Upon motion duly made and seconded, the following votes relating to other matter necessary for commencement of the business of the corporation were adopted

VOTED:

There being no further business before the meeting, it was, upon motion duly made and seconded, unanimously

VOTED: To adjourn

ADJOURNED

A true copy. Attest:

Clerk

EXHIBIT D: ARTICLES OF INCORPORATION

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

090403

Filed in the Office of	Business Number E0564032016-6
Barbara K. Cegavske	Filing Number 20170444288-30
Secretary of State State Of Nevada	Filed On 10/19/2017
	Number of Pages 1

Certificate of Correction
(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction
(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

Whoopass Poker Co.

2. Description of the original document for which correction is being made:

AMENDMENT

3. Filing date of the original document for which correction is being made: 7-3-17

4. Description of the inaccuracy or defect:

Number of shares of stock was 100,000 at original filing and then a correction to 1,000,000 shares was filed incorrectly showing the par value to be .01 per share. The correction we are requesting is the shares are to be 100,000,000 and the par value is to be .001

5. Correction of the inaccuracy or defect:

Number of shares to be 100,000,000 and the par value to be .001

6. Signature:

X [signature]

Authorized Signature	Title *	Date
	President	10-19-17

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

090103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.380)

Filed in the Office of	Business Number E0564032016-6
Barbara K. Cegavske (signature)	Filing Number 20170288576-06
Secretary of State State Of Nevada	Filed On 07/03/2017
	Number of Pages 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporation
(Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:
WHOOPASS POKER CO.

2. The articles have been amended as follows: (provide article numbers, if available)

#3
NUMBER OF SHARES 1,000,000
PAR VALUE 0.01

3. The undersigned declare that they constitute **at least two-thirds** of the following:

(check only one box) ☒ incorporators ☐ board of directors

4. Effective date and time of filing: (optional) Date: 7-2-17 Time:
(must not be later than 90 days after the certificate is filed)

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures: (If more than two signatures, attach an 8 1/2" x 11" plain sheet with the additional signatures.)

X (signature)
Authorized Signature

X
Authorized Signature

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

040105

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske (signature)	20160568905-12
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 12/29/2016 7:10 AM
	Entity Number E0564032016-6

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: WhoopAss Poker Co.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: InCorp Services, Inc.
Name

[ ] Noncommercial Registered Agent (name and address below) *OR* [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 100,000 | Par value per share: $ 0.01 | Number of shares *without par value:*

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) Donald W. Hohman, Sr.
Name
3773 Howard Hughes Parkway, Suite 500S | Las Vegas | NV | 89169-6014
Street Address | City | State | Zip Code

2)
Name
Street Address | City | State | Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)
The purpose of the corporation shall be:
Internet Sales

6. Benefit Corporation: (see instructions)
[ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Olivia Gonzales
Name

X (signature)
Incorporator Signature

3773 Howard Hughes Parkway, Suite 500S | Las Vegas | NV | 89169-6014
Address | City | State | Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity | Date

This form must be accompanied by appropriate fees.